UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#300, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.

Date: January 19, 2021	By:	/s/ Jim Keough
Name: Jim Keough
Title: Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1†	Share Purchase Agreement, dated December 29, 2020 by and among Sundial Growers Inc., 2657408 Ontario Inc. and the other parties named therein

99.2†	Share Purchase Agreement, dated December 29, 2020 by and among Sundial Growers Inc. and the parties named therein

99.3†	Amended and Restated Debenture (Fifth Amendment), dated June 18, 2020, by among 2657408 Ontario Inc., as agent and nominee for the lenders named therein from time to time, Zenabis Investments Ltd. as the Corporation, and the guarantors named therein

99.4†	Amended and Restated Monitoring Services Agreement, dated April 22, 2020, by and among NGBA-BC Holdings Ltd., as consultant, Zenabis Investments Ltd., as the Company, and 2657408 Ontario Inc., as the lender.

†

Portions of this exhibit have been omitted pursuant to Item 601(a)(6), Item 601(b)(2)(ii) or Item 601(b)(10)(iv), as applicable, of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed or include information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy.